SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)1



                              LEGATO SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    524651106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  -------------


         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)



                                Page 1 of 6 Pages

---------------------------                         ----------------------------
CUSIP NO. 524651106                   13G                      Page 2 of 6 Pages
---------------------------                         ----------------------------

----------- -------------------------------------------------------------------

1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     LOUIS C. COLE
----------- -------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)      (b)
----------- -------------------------------------------------------------------
----------- -------------------------------------------------------------------

3           SEC USE ONLY
----------- -------------------------------------------------------------------
4           CITIZENSHIP OR PLACE OF ORGANIZATION

                     UNITED STATES
----------- -------------------------------------------------------------------
----------------------------------- -------- ----------------------------------
  NUMBER OF       5        SOLE VOTING POWER
    SHARES
 BENEFICIALLY              203,182 shares issuable upon exercise of options.
                  -------- -----------------------------------------------------
                  -------- -----------------------------------------------------
   OWNED BY
  REPORTING       6        SHARED VOTING POWER
    PERSON
     WITH                  789,996 shares, all of which are directly owned by
                           The Louis & Jolene 1988 Revocable Trust, Dated
                           November 7, 1988 (the "Cole Trust").  Mr. Cole is a
                           trustee of the Cole Trust and may be  deemed  to have
                           shared power to vote these shares.
                  -------- -----------------------------------------------------
                  -------- -----------------------------------------------------

                  7        SOLE DISPOSITIVE POWER

                           203,182 shares issuable upon exercise of options.
                  -------- -----------------------------------------------------
                  -------- -----------------------------------------------------

                  8        SHARED DISPOSITIVE POWER

                           789,996  shares,  all of which are directly owned  by
                           The  Louis  & Jolene 1988  Revocable  Trust,   Dated
                           November 7, 1988 (the "Cole Trust"). Mr. Cole is a trustee of the Cole Trust and may be deemed to have shared power to dispose of these shares.
----------------------------------- -------- -----------------------------------
----------- --------------------------------------------------------------------

9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY
            REPORTING PERSON                                      993,178 shares
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
            EXCLUDES CERTAIN SHARES                                          N/A
-----------
----------- --------------------------------------------------------------------

11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                 5.5%
----------- --------------------------------------------------------------------

12          TYPE OF REPORTING PERSON                                          IN
----------- --------------------------------------------------------------------

ITEM 1(a).        NAME OF ISSUER:

                  Legato Systems, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  3210 Porter Drive
                  Palo Alto, CA  94304

ITEM 2(a).        NAME OF PERSONS FILING.

                  This Statement is filed by Louis C. Cole.

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  The address for the Reporting Person is:

                  Legato Systems, Inc.
                  3210 Porter Drive
                  Palo Alto, CA  94304

ITEM 2(c).        CITIZENSHIP:

                  Louis C. Cole is a citizen of the United States.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2(e).        CUSIP NUMBER:

                  524651106

ITEM 3.           Not Applicable.

ITEM 4.           OWNERSHIP:


                  The following information with respect to the ownership of Common Stock of the Issuer by the person filing this Statement is provided as of December 31, 1997:

     (a)      Amount beneficially owned:

                   See Row 9 of cover  page  for the  Reporting Person.

     (b)      Percent of Class:

                    See Row 11 of cover  page for the  Reporting Person.

     (c)      Number of shares as to which such person  has:
         (i) Sole power to vote or to direct the vote:

                     See Row 5 of cover page for the Reporting Person.

         (ii)     Shared power to vote or to direct the vote:

                      See Row 6 of cover page for the Reporting Person.

         (iii)    Sole power to dispose or to direct the disposition of:

                     See Row 7 of cover page for the Reporting Person.

         (iv)     Shared power to dispose or to direct the disposition of:

                     See Row 8 of cover page for the Reporting Person.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not Applicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not Applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not Applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not Applicable.

ITEM 10.          CERTIFICATION:

                  Not Applicable.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 1998



                                  /s/Louis C. Cole
                                  -------------------
                                  LOUIS C. COLE